MAXIMUS

1891 Metro Center Drive

Reston VA 20190

July 16, 2013

Mr. William H. Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             MAXIMUS, Inc.

File No. 1-12997

Dear Mr. Thompson:

I am writing with reference to your letter to Richard Montoni of MAXIMUS dated July 15, 2013.  That letter requested our response to certain comments from the SEC on our Form 10-K for the year ended September 30, 2012, our Form 10-Q for the quarter ended March 31, 2013, a Form 8-K dated July 2, 2013 and our Definitive Proxy Statement on Schedule 14A filed on January 25, 2013.  That letter requested our response within ten business days.

We respectfully request an extension of time within which to submit our comments.  MAXIMUS proposes to submit its response to the SEC no later than August 5, 2013.  Thank you for your courtesy in extending our response due date.  Please contact me if you need further information.

Sincerely,

/s/ David N. Walker

David N. Walker
Chief Financial Officer and Treasurer